Silgan Holdings Inc.
4 Landmark Square
Suite 400
Stamford, CT  06901

          October 22, 2013

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Silgan Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 000-22117

Dear Mr. O’Brien:

On behalf of Silgan Holdings Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in your letter, dated October 7, 2013, to Anthony J. Allott, President and Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 28, 2013.  For ease of reference, we have repeated the comments contained in your letter in bold italicized text preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.
In future filings please discuss the expected effects on future earnings and cash flows resulting from each restructuring plan, including quantification of the dollar amounts and the period the effects are expected to be realized. In subsequent periods, discuss whether you actually realize the cost savings. Refer to SAB Topic 5:P.4 for guidance.

Mr. Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
October 22, 2013

Response:

In applicable future filings, the Company will discuss the expected effects on future earnings and cash flows resulting from its rationalization plans, including quantification of the dollar amounts and the periods in which the effects are expected to be realized, consistent with the requirements of SAB Topic 5:P.4.  In subsequent periods, if the amount of cost savings from the Company’s rationalization plans is not achieved as expected or is achieved in periods other than as expected, the Company will discuss such matters with respect to the expected cost savings that have been previously disclosed, consistent with the requirements of SAB Topic 5:P.4.

Results of Operations, page 35

2.
We note that in your analysis of changes period over period you identify multiple drivers underlying those changes but you do not quantify each driver. For example, on page 37 you disclose that net sales for the metal container business increased 3.7 percent in 2012 as compared to the same period in 2011.  You attribute this increase primarily to an increase in unit volumes and higher average selling prices. In future filings where you identify multiple drivers please quantify each so that an investor can separately assess the impact of each driver causing changes period over period. Refer to Section 501.04 and .12 of the Financial Reporting Codification for guidance.

Response:

In applicable future filings, if the Company identifies multiple drivers underlying changes in items period over period, the Company will disclose the magnitude and relative impact of such drivers to the extent that they are material and quantifiable, consistent with the requirements of Section 5.01.04 of the Codification of Financial Reporting Releases.

Please note that in some instances the identified drivers for changes in items period over period are not material or are based upon qualitative and other factors that do not lend themselves to quantification when discussed in the context of financial results.  For example, while the net sales and profits of an acquired business are known prior to and at the time of acquisition, when an acquired business is integrated into the Company’s operations following its acquisition, customers from acquired businesses may be supplied from the Company’s existing facilities and vice versa and equipment and supply points are moved between acquired and existing facilities.  Thus, many times it is not possible to accurately quantify the sales or profit contributions of an acquired business, although we know the acquired business had an impact.  Consequently, not all identified drivers are definitively quantifiable.

Mr. Terence O'Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
October 22, 2013

As requested, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filings; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact me at (203) 975-7110.

Very truly yours,

SILGAN HOLDINGS INC.

/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel and
Secretary